Biofrontera Aktiengesellschaft,
Leverkusen

- ISIN: DE0006046113 / WKN: 604611 -

- ISIN: DE000A2LQ1W2 / WKN: A2LQ1W -

Announcement

The Ordinary General Meeting of Shareholders of Biofrontera Aktiengesellschaft has been convened for Wednesday, 11 July 2018, at 10:00 hours, in the Forum Leverkusen, Agam-Saal, Am Büchelter Hof 9, 51373 Leverkusen, with agenda items 1 to 6 (publication in the German Federal Gazette (Bundesanzeiger) of 4 June 2018). On June 9, 2018, Deutsche Balaton Aktiengesellschaft, Heidelberg, demanded pursuant to Sections 122 (2), 124 (1) of the German Stock Corporation Act (AktG) that the agenda for the General Meeting of Shareholders be supplemented to include the following agenda items 7 to 20, with the immediate announcement of this supplement (supplement demand).

Biofrontera Aktiengesellschaft hereby complies with this supplement demand.

In this context, Biofrontera Aktiengesellschaft clarifies that the announcement of the following agenda items 7 to 20 along with the proposed motions of Deutsche Balaton AG and the justification submitted by Deutsche Balaton AG occurs solely to fulfill the stock corporation law obligations of Biofrontera Aktiengesellschaft. Biofrontera Aktiengesellschaft, however, does not adopt the following contents, especially insofar as they comprise assertions of facts, as a consequence of making this announcement.

7.	Cancellation of the resolution relating to agenda item 6 of the Ordinary General Meeting of Shareholders of 24 May 2017 (creation of Approved Capital in an amount of EUR 4,000,000.00 with the possibility to exclude shareholders’ subscription rights), creation of a new Approved Capital 2018, and an amendment to the Company’s bylaws

Deutsche Balaton AG proposes passing the following resolution:

“a)	“The authorization issued to the Management Board by the General Meeting of Shareholders of 24 May 2017 (agenda item 6 in this instance) to increase the Company’s share capital by 23 May 2022, with Supervisory Board assent, by up to EUR 4,000,000 through the issuing once or on several occasions of up to 4,000,000 ordinary registered shares against cash capital contributions (Approved Capital II) and to thereby exclude shareholders’ subscription rights in specific cases to be described in greater detail, shall be canceled.

b)	The Management Board shall be authorized, with Supervisory Board assent, to increase the Company’s share capital until 10 July 2023 once or on several occasions by a total of up to a nominal amount of EUR 4,000,000.00 through issuing new ordinary registered shares in a nominal amount with an interest in the Company’s share capital of EUR 1.00 each against cash capital contributions (Approved Capital 2018). The new shares shall be dividend-entitled from the start of the financial year in which they are issued. Shareholders are to be granted a subscription right.

An exclusion of subscription rights shall be permissible only for fractional amounts.

The Management Board is obligated to ensure that stock market trading of the subscription rights is possible and occurs. Furthermore, the Management Board is obligated to ensure that an additional subscription is possible for shareholders exercising their subscription rights, and that, as part of the additional subscription, shares not subscribed for by shareholders are placed at the best possible issue amount.

The Supervisory Board shall be authorized to adapt the bylaws in accordance with the extent of the utilization of the approved capital.

c)	Section 7 (3b) shall be reformulated in its entirety as follows:

“The Management Board shall be authorized, with Supervisory Board assent, to increase the Company’s share capital until 10 July 2023 once or on several occasions by a total of up to a nominal amount of EUR 4,000,000.00 through issuing new ordinary registered shares with an interest in the Company’s share capital of EUR 1.00 each against cash capital contributions (Approved Capital 2018). The new shares shall be dividend-entitled from the start of the financial year in which they are issued. Shareholders are to be granted a subscription right. An exclusion of subscription rights shall be permissible only for fractional amounts.””

Justification

The General Meeting of Shareholders on 24 May 2017 authorized the Management Board, with Supervisory Board assent, to increase the Company’s share capital by up to EUR 4.0 million and in doing so to exclude shareholders’ subscription rights in cases to be defined in more detail by the resolution (Approved Capital II).

Deutsche Balaton Aktiengesellschaft has brought an action for annulment against this resolution. The Cologne Regional Court initially rejected this action. Deutsche Balaton Aktiengesellschaft has lodged an appeal with the Cologne Regional Court against this ruling, which rejects its action. The appeal proceeding has not yet been ruled upon, and a verbal negotiation at the Cologne Regional Court has not yet been held. Biofrontera AG aimed for an approvals procedure in order to enter the capital increase in the commercial register, but no related ruling his yet been made as of the date of this supplementary demand.

Due to the ongoing action for annulment, the authorization relating to the capital increase from this Approved Capital II has not yet been entered in the commercial register, and is consequently also not effective.

This circumstance prevented the Company’s Management Board from implementing the US listing, as already planned at the time of the 2017 General Meeting of Shareholders by Professor Lübbert (albeit not communicated), by means of a capital increase from Approved Capital II under exclusion of shareholders’ subscription rights. Instead, the Management Board was forced to implement a subscription rights capital increase and – of necessity, from the management’s perspective – to also enable the Company’s shareholders participate.

If the Management Board had had the opportunity to utilize Approved Capital II, the Company shareholders would have been left empty-handed by the capital increase in early 2018. Instead, presumably the full amount of Approved Capital II would have been allocated at favorable prices to a hand-picked group of investors from the environment of the company of Supervisory Board member John Borer that are acceptable to the Management Board. Shareholders would have looked on helpless and observed themselves being diluted and robbed of their influence over the Company.

If Biofrontera AG wins the action for annulment or the approvals procedure, and if the 2017 authorization is entered in the commercial register and thereby becomes effective, it can be anticipated without doubt that the Management Board will endeavor to implement further capital increases under exclusion of subscription rights, thereby bypassing its shareholders. For this reason, this instrument should no longer be available to the Management Board.

At the same time, the Company should not forego the flexibility of Approved Capital as a financing instrument. For this reason, we propose the creation of a new Approved Capital 2018 to the same level, albeit with the obligation incumbent upon the Management Board to grant all shareholders a subscription right, to organize subscription rights trading, to enable an additional subscription of the shareholders, and also to place unsubscribed shares after taking into consideration the additional subscription at the best possible issue price, and not, as has happened in the past, on the basis of nonobjective considerations.

Report to the General Meeting of Shareholders concerning the exclusion of subscription rights pursuant to Section 203 (2) Clause 2, 186 (4) Clause 2 AktG

Exclusion of subscription rights should be possible only for fractional amounts, in order to ensure that the capital increase from Approved Capital is practicable.

8.	Conducting a special audit relating to the circumstances of the partnership with the (indirect) major shareholder Maruho Co. Ltd. and its associated companies

Deutsche Balaton AG proposes passing the following resolution:

“Dr. Thomas Heidel, attorney at Meilicke Hoffmann & Partner Rechtsanwälte Steuerberater mbB, Poppelsdorfer Allee 114, 53115 Bonn, shall be appointed pursuant to Section 142 (1) AktG to be the special auditor relating to the partnership between the Company and the (indirect) major shareholder Maruho Co. Ltd. and companies associated with this Company (hereinafter referred to together as “Maruho”) in the years 2016 and 2017.

The special auditor should investigate the following transactions:

–	On whose initiative did the “Cooperation and Partnership Agreement” arise? Was Biofrontera contacted by Maruho with a request for collaboration, or did Biofrontera request that Maruho initiate a research collaboration?
–	Has Phase 1 of the partnership (feasibility study), which was presented at the 2017 General Meeting of Shareholders, been concluded in the interim? If yes, what are the results of this Phase 1? How does the Management Board evaluate the results of Phase 1? Is the partnership to be continued?
–	What is the probability that a product will be ready for the market in the future?
–	Precisely which costs were incurred in 2016 and 2017 for the partnership with Maruho, and how were such costs allocated between Biofrontera and Maruho? Do the payments rendered by Maruho cover the costs incurred, and are the costs charged by Biofrontera arm’s-length costs? Which steps for the feasibility study were agreed? How long have these lasted? What level of personnel expenses has Biofrontera incurred?
–	Which future cost planning exists and how are the future costs to be divided between Biofrontera and Maruho?
–	What is the precise structure of the maximum limit of EUR 2.3 million for research and development costs to be reimbursed by Maruho, as described for the first time in the SEC prospectus? Why was this maximum limit agreed and to which periods does it relate? Why was this cap not disclosed to shareholders in the publications since 2016 and especially at the General Meeting of Shareholders in 2017, and why was it instead stated that Maruho would bear all of the costs of the partnership?

–	How is the EUR 2.3 million of cost cap for research and development costs which it has been agreed will be reimbursed by Maruho consistent with the fact that significant rights to the development results and the newly developed products are to belong to Maruho?
–	Why did Maruho make no upfront payments for future licenses, although Biofrontera is granting access to a patent-protected technology platform? Why were no milestone payments or royalty payments already agreed in the “Cooperation and Partnership Agreement”, although the target identifications are defined, and consequently possible sales revenue magnitudes can be measured?
–	Were supplemental agreements concluded in relation to the “Cooperation and Partnership Agreement” from July 2016? If yes, what were their contents?
–	Are negotiations or contractual arrangements relating to Phases II and III currently underway? Are the development projects being continued?
–	Have further partnership agreements since been concluded between Biofrontera and Maruho? If so, what are their contents? If yes, why has nothing been published on this topic?
–	What is the current status of the project and what time schedule do Biofrontera and Maruho have for the further product development? Are the development projects also being developed for marketing outside Europe?
–	If yes, does Biofrontera receive sales rights of any type (and from whom) in the USA and further sales markets outside Europe? If not, why is Biofrontera foregoing sales rights of any type in the USA, although it has established its own sales operation for dermatological products? Is an integration of the US sales of Biofrontera with the US subsidiary of Maruho planned?
–	Do specific time plans exist in relation to clinical trials and approvals for products in development? What sales revenue potentials exist for the different regional markets (Europe, America, Asia etc.)?
–	Are patents from the development projects being filed? If yes, will these be filed worldwide? Which contractual partner bears the operative responsibility for the development projects’ patents? Who determines the patent strategy and the scope of industrial property rights? Who bears the patent costs for the development projects? Who is responsible for maintaining and defending patent rights? Do regulations exist relating to the utilization of patents/relating to the transfer of patents if one of the two contractual partners to receives the entire ownership rights to the patents? What is the approach with the joint patent rights in the instance of a termination or non-continuation of the partnership?
–	How is the prohibition on competition as agreed to the detriment of Biofrontera structured in the “Cooperation and Partnership Agreement”? Was the prohibition on competition restricted exclusively to the four specific substances? If not, why not? Does the agreed competition clause continue to be valid in the instance of a termination or expiry of the agreement, or are the partners free after a termination to develop products in the target indications and with the selected substances?
–	Do regulations exist in relation to the regular termination of the research partnership? If yes, how are these structured specifically? Do regulations exist relating to extraordinary termination due to a material breach of duties? If yes, how are these specifically structured? Which mutual obligations between Maruho and Biofrontera remain after termination or expiry of the research partnership?
–	Is Maruho Deutschland GmbH, which has its corporate domicile at the same address as Biofrontera, a subtenant of Biofrontera? If yes, does the rental payment bear comparison on an arm’s-length basis?
–	Why was the Managing Director of Maruho Deutschland GmbH, Mr. Junichi Hamada, appointed to be the Managing Director of Biofrontera Bioscience GmbH in January 2017? Do related contractual regulations exist within the research partnership with Maruho?

–	In his capacity as Managing Director of Biofrontera Bioscience GmbH, does Mr. Hamada have access to operating and business secrets of the Biofrontera Group?
–	What compensation does Mr. Hamada receive as Managing Director of Biofrontera Bioscience GmbH?
–	Does a managing director contract exist between Biofrontera Bioscience GmbH and Mr. Hamada and if yes, does this service contract contain specific regulations relating to confidentiality, reflecting not only the dual role of Mr. Hamada as Managing Director of the largest shareholder of Biofrontera but also as the Managing Director of the Group company that manages Biofrontera’s IP?
–	Above and beyond the research partnership, does Biofrontera render further services for Maruho? For example, does Biofrontera advise Maruho Deutschland GmbH on the implementation of voting rights notifications?

The special auditor can make recourse to the support of specialist qualified personnel, especially of individuals with knowledge of the Company’s sector.”

Justification

The research partnership with Maruho already formed the subject of a special audit application submitted at the General Meeting of Shareholders of 24 May 2017, at which the Management Board failed to provide any suitable information about the details of this research partnership, despite intensive inquiries. The special audit application at that time was rejected by a majority of votes at the General Meeting of Shareholders with the votes of Maruho.

The shareholders Deutsche Balaton Aktiengesellschaft and DELPHI Unternehmensberatung Aktiengesellschaft have since further pursued this special audit application in the form of applications for the court-appointment of a special auditor. As of the date of this supplementary demand, no ruling has yet been made concerning these applications for the court-appointment of a special auditor.

It remains the case that the questions raised at that time have not been responded to. It is still unclear how in effect the contradiction between the information

–	the results belong to Maruho,
–	IP developed from the research partnership belongs jointly to both partners,
–	Biofrontera receives an exclusive sales license for Europe and
–	no agreement has yet been reached for regions besides Europe can be resolved. Apart from the slender information contained in the annual report, the Company has also not published any information indicating the further destiny of the research partnership. For shareholders, it would be very interesting to learn the current status of negotiations concerning Phases II and III of the project, and what are the prospects for the continuation of the “partnership”.

Instead, further questions have arisen concerning the research partnership with Maruho, which do not exactly raise confidence in the correctness of information issued by the Management Board.

For instance, in all of its publications to date, the Management Board has always stated that Maruho would become the owner of all results from the research partnership, but that it would also bear all related costs. Only from the SEC prospectus published for the US listing were US investors able to learn that the cost reimbursement obligation of Maruho was “subject to a cap of EUR 2.3 million”, which would ultimately make the investment of Maruho in the results of the so-called research partnership an absolute bargain for Maruho. It is telling that this information was not included in the prospectus that Biofrontera published in Germany on 29 January 2018. Here, it was stated again that Maruho would bear all costs. The Management Board has thereby inappropriately informed shareholders again concerning the research partnership with Maruho.

Given the different information provided at the same time in the USA, one can refer here only to a targeted disinformation of (existing) shareholders by the Management Board.

It has recently emerged that Mr. Junichi Hamada, Managing Director of Maruho Deutschland GmbH, has since 24 January 2017 also been Managing Director of Biofrontera Bioscience GmbH, a wholly-owned subsidiary of Biofrontera AG. This remarkable fact has been concealed by the Company’s management to date and is also characteristic of the close involvement between Maruho and Biofrontera.

According to the information on the Company’s website, Biofrontera Bioscience GmbH undertakes research and development tasks for the Group and is the holder of patents and the approval of Ameluz®.

In other words: Maruho has already placed a managing director with access to all information precisely within the Company where all patents and approvals of Biofrontera are situated and in which research and development is operated. It is very odd to appoint a representative of a business partner to be the managing director of one’s own subsidiary, and in addition, an extremely important subsidiary.

This circumstance shows again that the so-called partnership between Maruho and Biofrontera represents nothing else than a sell-out of the economic value of know-how created by Biofrontera to its major shareholder Maruho, and not a cooperation between equals for the benefit of Biofrontera.

Given this, the fact that the business address of Maruho Deutschland GmbH has been identical with the corporate domicile of Biofrontera since 2015 acquires new significance. Whereas previously one could still believe in an identical address due to chance, or selected for pragmatic reasons, this is perhaps now a further indication of the unreliably close involvement between Biofrontera and Maruho at the cost of the other shareholders.

For this reason, the research partnership, and potentially even the entire relationship with Maruho, urgently requires independent examination by a special auditor.

The Company should not be unreasonably burdened by costs entailed in the special audit. For this reason, the applicant consents to assume all external costs for the Company for the examination of the questions arising from the special audit applications, to the extent that they exceed an amount of EUR 310,000, assuming the offsetting of claims against directors, employees or shareholders or other persons.

Example:

If the special audit costs EUR 500,000 and no claims can be asserted against third parties, Deutsche Balaton AG shall bear costs in an amount of EUR 190,000 (EUR 500,000 – EUR 310,000).

By contrast, if the special audit costs EUR 500,000 and resultant claims of EUR 1,200,000 can be asserted against directors, Deutsche Balaton AG shall bear no costs (EUR 500,000 – EUR 1,200,000 is less than EUR 310,000).

9.	Decision concerning the assertion of compensation claims against Management Board members Professor Dr. Lübbert and Schaffer as well as against Maruho Deutschland GmbH and Maruho Co. Ltd. pursuant to Section 147 (1) AktG and appointment of a Special Representative for the assertion of such claims pursuant to Section 147 (2) AktG

Deutsche Balaton AG proposes passing the following resolution:

“The General Meeting of Shareholders of Biofrontera AG shall pass a resolution pursuant to Section 147 (1) AktG to assert claims for compensation for losses incurred by the Company due to the partnership agreement with Maruho Co. Ltd., 1-5-22 Nakatsu, Kita-ku, Osaka, Japan, against Management Board members Professor Dr. Herrmann Lübbert and Thomas Schaffer, against Maruho Deutschland GmbH and against Maruho Co. Ltd.

Dr. Thomas Heidel, attorney at Meilicke Hoffmann & Partner Rechtsanwälte Steuerberater mbB, Poppelsdorfer Allee 114, 53115 Bonn, shall be appointed as the Company’s Special Representative for the assertion of loss compensation claims in the meaning of Section 147 (2) AktG.

The loss compensation claim shall derive from the following matter:

Evidenced by an ad hoc announcement published on 13 July 2016 by Biofrontera AG, an agreement was signed between Biofrontera AG and Maruho Co. Ltd. on the same date, according to which the possibilities to jointly develop pharmaceutical products based on Biofrontera’s proprietary nanoemulsion technology are to be developed.

According to remarks made in the ad hoc announcement, Maruho was to bear all costs connected with the explorative research of new product candidates. The ad hoc announcement also stated: “It is planned that Maruho is to be the owner of all new, successfully developed products, and that Biofrontera will receive solely the license to market in Europe.”

In the 2016 annual report, it was stated in this relation: “We have started to develop four new products all based on our patented nanoemulsion technology. Maruho is assuming all the project costs – in other words, it is bearing the main risk, as implementing the research work has already generated relevant sales for us this year. Although Maruho also remains the owner of the new products, we have a free license to market in Europe. According to this agreement’s provisions, Biofrontera, as part of research services, will conduct the requisite work for the exploratory research of these product candidates. Maruho will thereby bear the related costs.” It is thereby clear that – by contrast with the original presentation in the ad hoc announcement – the partnership concerned less a “joint development” and rather an activity of Biofrontera “as part of research services” to the benefit of Maruho.

The information that Maruho is to bear all costs of the so-called research partnership proved incorrect retrospectively: From the prospectus submitted to the SEC as part of the US listing, it is apparent that this is to be valid only up to a cost cap of EUR 2.3 million: “Maruho will bear all costs connected with the development of these pharmaceutical product candidates (subject to a cap of EUR 2.3 million). The SEC prospectus also discloses further new details relating to the development projects: “In July 2016, we entered into a collaboration and partnership agreement with Maruho, a pharmaceutical company based in Japan specializing in dermatology that is also an affiliate of Maruho Deutschland GmbH, a major shareholder of our Company. This agreement provides for the joint development of up to four branded generic pharmaceutical product candidates using our proprietary formulation technology. Our planned indications for all four development projects with Maruho are atopic dermatitis and psoriasis.” Both indications, atopic dermatitis and psoriasis, are very high-sales indications, each of which has a potential at least equivalent to the existing sole product of Biofrontera, Ameluz.

Should the rights for the drugs developed by Biofrontera as part of the development partnership with Maruho effectively be transferred to Maruho (apart from the sales rights for Europe), an economic loss of at least EUR 200 million would be incurred by Biofrontera (current stock market valuation of Biofrontera of approximately EUR 250 million, of which at least 75% is attributable to Ameluz, and consequently around EUR 185 million. The drugs to treat atopic dermatitis and psoriasis would also in each case be valued at least at EUR 150 million per indication, as they represent larger markets than for Ameluz, from which development costs yet to be incurred would need to be deducted).

Furthermore, it is commercially crucial that the relatively small Biofrontera is working on the basis of the partnership agreement for a significantly larger competitor – Maruho – which works together with another very large competitor – Galderma (which forms part of the Nestlé Group) – in Europe, and has formed a strategic alliance in Japan, so that, with the help of Biofrontera’s technology, significant business opportunities can be opened up for these two competitors without Biofrontera even starting to receive an appropriate consideration.

The sales revenue potential of the four products to which Biofrontera’s nanotechnology is to be applied reports a value in excess of EUR 1 billion for the USA, compared with only up to EUR 150 million for Europe – at least according to a statement made by the Management Board at the General Meeting of Shareholders on 24 May 2017.

However, the American market and the ownership of the developed products is likely attributable to Maruho, while Biofrontera is fobbed off with a European license. This is absurd insofar as the entire project depends on the nanotechnology developed by Biofrontera and because Maruho generates sales and earnings potential in exchange for payment of modest research costs that it could never achieve without Biofrontera, and without even having to suitably share this earnings potential with Biofrontera.

To this extent, the agreement exhibits an evidently blatant imbalance between performance and consideration to the detriment of Biofrontera, which a management board acting with due commercial care would never have accepted after careful consideration of the opportunities and risks entailed in the agreement.

The agreement with Maruho also fails to fit with the rest of the Company’s strategy: Biofrontera is establishing a sales operation for its product “Ameluz” in the USA at significant cost and on the basis of assuming very high start-up costs. If, according to the contents of the research partnership with Maruho, Biofrontera would potentially only receive a sales license for Europe for future products, this measure would make no sense. Biofrontera’s sales operation would then have no access to products developed in the future which form the subject of the agreement with Maruho.

The arrangement of the agreement by the Management Board represents a breach of duty pursuant to Section 93 of the German Stock Corporation Act (AktG), because it does not serve the Company’s benefit, but instead infringes the interests of its assets to the benefit of an alleged shareholder, and consequently damages not only the Company but also all other shareholders.

The elements of an offense relating to a prohibited return of capital contributions thereby also exist, Sections 57, 62 AktG, as assets of Biofrontera are granted to the shareholder Maruho, to which it would not be entitled according to commercial practice, and for which an appropriate consideration does not even start to accrue to the Company. The reimbursement of costs for research and development – capped furthermore to a somewhat low partial amount – does not represent a related suitable consideration given the sales potential, as presented, of the products to be developed. Whether a tax-relevant hidden distribution exists is also to be clarified.

No conscientious business individual in the person of the Management Board of the defendant would have concluded a partnership agreement in this form.

The Management Board failed here to discharge its main legal and statutory obligation, in other words, to orientate all its actions exclusively to the Company’s interests.

This suspicion of action in breach of duty to the detriment of the Company and the other shareholders is strengthened by the close temporal relationship between the arrangement of the research partnership with the one-sided favoring of Maruho by the management of Biofrontera and the implementation of the capital increase and issue of convertible bonds in November 2016. This is all the more the case insofar as just nine hours elapsed between the publication of the resolution concerning the capital increase on 31 October 2016 and the communication of an almost complete subscription by unnamed investors, which subsequently emerged as Maruho Deutschland. As it is unreasonable to expect any shareholder to have decided on investments of EUR 14.8 million within nine hours, it is evident that this approach was discussed in advance with Maruho, and highly likely already before – or at the latest from the conclusion of – the partnership agreement.

The interplay between the arrangement of the partnership agreement with Maruho, which is financially disadvantageous for Biofrontera, and the disproportionate favoring of Maruho Deutschland in the capital increase in autumn 2016 suggests that the Company’s management, especially Management Board Chairman (CEO) Professor Dr. Lübbert, for egotistical reasons – in order to secure its position in relation to other, increasingly critical shareholders – granted the major shareholder Maruho consideration in the form of a research partnership, which was extremely beneficial for Maruho and extremely disadvantageous for the Company, for its confidential guarantee of a complete subscription for the capital increase and the convertible bond and for the related establishment of a shareholder structure that was welcome to the Management Board.

The claims asserted against Management Board members Professor Dr. Lübbert and Schaffer derive from Section 93 AktG, because the latter, in breach of their duty, had the major shareholder Maruho participate in the Company’s know-how at a bargain price and degraded their own Company to a dependent research service provider for Maruho, which – based on the prohibition on competition existing in the agreement, although it was insufficiently disclosed to shareholders, despite intensive inquiries (according to the SEC prospectus: “The collaboration and partnership agreement prohibits us from manufacturing, selling or otherwise dealing in any products similar to and competitive with the product candidates developed under the agreement without Maruho’s consent.”) – can now act independently to only a limited extent, and has thereby disclosed valuable know-how for an extremely low consideration that is inappropriate to market levels.

The claims asserted against Maruho Co. Ltd. and Maruho Deutschland GmbH derive from Section 117 AktG. Maruho Co. Ltd. is the sole shareholder of Maruho Deutschland GmbH and is authorized to issue instructions to it. Maruho Deutschland GmbH is the largest single shareholder in Biofrontera AG with an interest in excess of 20%. In terms of presence at the General Meeting of Shareholders, Maruho Deutschland GmbH has drawn very close to commanding its own majority at the General Meeting of Shareholders in recent years. In any case, Maruho Deutschland GmbH commands a blocking minority at shareholders’ general meetings. Thanks to its influence over Biofrontera AG exercised indirectly through Maruho Deutschland GmbH, Maruho Co. Ltd. has secured access to the main research results of Biofrontera AG, and inflicted a considerable loss upon it due to its agreeing, as a consequence of its influence, to a fully inappropriate consideration in market terms. This loss is to be reimbursed pursuant to Section 117 AktG.

Justification

Due to the matter presented above, it is necessary to appoint a special representative, as it is not anticipated that the Company itself can assert its claims given the close interdependence of interests between the Management Board, Supervisory Board and the major shareholder Maruho Deutschland GmbH.

10.	Conducting a special audit relating to the circumstances of the capital increase in early 2018 as well as the related US listing

Deutsche Balaton AG proposes passing the following resolution:

“Dr. Thomas Heidel, attorney at Meilicke Hoffmann & Partner Rechtsanwälte Steuerberater mbB, Poppelsdorfer Allee 114, 53115 Bonn, shall be appointed pursuant to Section 142 (1) AktG to be a special auditor relating to the circumstances of the capital increase implemented in early 2018 as well as the related listing of American Depositary Shares (“ADSs”) in the USA.

The special auditor should investigate the following transactions:

a)	Preparation of the capital increase and the US listing

Evidenced by the publicly accessible draft prospectuses, the prospectus that was submitted to the SEC for the first time on 4 October 2017 was already largely completed by early October 2017. This suggests that the decision concerning the implementation of the capital increase, and especially the US listing, must have already been made months previously given corresponding cost causation. Furthermore, a capital conference in New York (USA) (Marcum Micro Cap Conference) was already attended on 15/16 June 2017, in other words, shortly after the General Meeting of Shareholders, in order to attract US investors. A plan for an IPO cannot be more specific, and what was reported in this connection at the 2017 General Meeting of Shareholders is consequently incomprehensible.

This results in the following questions:

–	Who contacted Mr. John Borer, and when, as a candidate for the Supervisory Board of Biofrontera AG?
–	What conditions, whether written or verbal, has Mr. Borer imposed on the Company to accept his election as a Supervisory Board member?
–	To what extent were the intentions for a US listing discussed with Supervisory Board candidate Borer before his election?
–	When and by whom was the prospect held out to Supervisory Board member Borer for the first time concerning participation by his employer The Benchmark Company, LLC in the US listing?
–	When precisely was a start made with the preparation for the capital increase?
–	When was the Management Board resolution passed to start to prepare the US listing?
–	According to a report of the Supervisory Board dated 25 April 2018, the Supervisory Board already on 16 February 2017 approved the IPO on the US NASDAQ Stock Exchange. Why was this not communicated to the Ordinary General Meeting of Shareholders on 24 May 2017, if the plans were already specific in this manner?

–	When were the first emails on this matter sent, who initiated this, when were the first mandates awarded, and when were the first discussions with investors in the USA conducted?
–	When were the first discussions conducted with attorneys concerning the US listing? Who advised, in other words, which law offices and which other advisers? What objectives were the advisers to implement?
–	To what extent and when was the Supervisory Board involved in the decision to prepare the capital increase and have it be implemented? Which Supervisory Board resolutions exist in this relation?
–	Did the Management Board categorize the US listing as relevant to the share price, and did it exempt itself from the requirement to issue an ad hoc announcement? If yes, when?
–	How was the selection process for service providers for capital increases in Germany and the USA held? How many offers were obtained for the various services, and which criteria were taken as the basis for the selection? Were the offers submitted in writing? To what extent was Supervisory Board member Borer informed of competitors’ terms as part of the tender? When were each of the individual bidders required to submit their offers? When did The Benchmark Company, LLC submit its offer?
–	Who contacted Maruho, and when, concerning the securities loan? What incentive did Maruho receive for the free loan? To what extent was this tax-audited? What does the “second tranche” of the securities loan by Maruho mean? Who conducted the negotiations with Lang & Schwarz Broker GmbH regarding the securities loan by Maruho? Which representative of Maruho and which representative of Biofrontera was present at which discussions and when?
–	Did the securities loan create the possibility to sell shares on the stock exchange and to manipulate the share price?

b)	Implementation of the capital increase

The type of implementation of the capital increase and the price determination clearly served to deter shareholders from exercising their subscription rights, in order to be able to place as many shares as possible in the form of ADSs in the USA. This resulted in the following questions:

–	When was a decision taken by whom on the basis of whose recommendation concerning the subscription period and the timing of the determination of the subscription price as well as the technical specifications of the offering? How was the Supervisory Board involved in this decision?
–	Was the subscription period intentionally set so that the end of the subscription period fell on a Monday so that as many shareholders as possible would already have to make their subscription decision in the Monday to Friday period of the previous week? Who advised, and how, in this context, and which objectives were given to the adviser, whether written or verbal?
–	Was the timing of the announcement of the subscription rights intentionally set late so that many shareholders would need to make their subscription decision without knowing the precise subscription price? Was a discussion held concerning having the subscription period and/or the timing of the announcement of the subscription price occur at other times than was actually the case? If not, why not? If yes, which reasons proved crucial for the times and periods actually selected?
–	Which instructions were conveyed to custodian banks or the banks advising the Company on the implementation of the capital increase concerning the booking out of subscription rights or concerning no longer accepting subscriptions, potentially until a given time? What other instructions, requests or demands were issued to custodian banks, or were made by which director or employee of the Company to the managing bank, an adviser or a custodian bank? What were the reasons for such instructions, requests or demands?

–	What was the reason to implement a further adjustment to the range for the setting of the subscription price after the publication of the subscription offer? Was the related aim to further unsettle shareholders that had decided to exercise their subscription rights?
–	Why was the subscription period not extended when it became clear that the structuring of the periods was subject to strong criticism within the group of shareholders?
–	Why was an attempt made to actively prevent subscription rights trading?
–	When precisely was a decision taken concerning the final subscription price?
–	According to which criteria was a decision taken concerning the final subscription price per share? To what extent was the subscription price affected by existing agreements such as with potential investors in the USA or with shareholders such as Maruho etc.?
–	How was the Supervisory Board involved in the pricing?
–	Who learned and when concerning the subscription price of EUR 4.00 per share?
–	When was the order to publish the price given to the German Federal Gazette (Bundesanzeiger) (ad hoc announcement exactly at 15:00 hours with the Bundesanzeiger publication)?
–	Why were the various offers of Deutsche Balaton AG to assume the share fractions and the oversubscription shares at an issue price significantly above the subscription price not accepted?
–	Were the offers of Deutsche Balaton AG discussed by the Management and Supervisory boards? Do related resolutions exist? Which of the Company’s boards concerned themselves with this topic and what related resolutions did they pass? What internal documentation is available on this topic, including opinions from internal or external advisers?
–	Why did the Management Board not exercise its subscription rights, or only partially exercise its subscription rights? What did the Management Board receive as consideration for this, and from whom? Did the Management Board sell subscription rights?
–	What other types of undertakings did the Management Board receive?
–	Why were the directors’ dealings published late?
–	What consideration did Maruho receive to not exercise its subscription rights, although the share price had risen sharply, and the subscription price was far below the share price? What other related background arrangements exist with Maruho? Were Maruho’s subscription rights (with a value of around EUR 2 million) transferred to the Company or third parties? If yes, at what price? Was the value of subscription rights endowed by Maruho valued on the basis of gift tax law? Did the Company thereby incur a gift tax law risk?
–	Did the Management Board and/or Maruho have inside information that deterred them from (full) subscription?

c)	Distribution of the ADSs

The significant interest on the part of the Management Board to place as many ADSs as possible in the USA raises questions:

–	According to which criteria were the ADSs allocated? Who took the decision? To what extent was the Company aware of the names of the parties interested in subscribing as part of the allocation?
–	When was the decision taken concerning the distribution of shares not subscribed for through subscription rights and the fractions in the form of ADSs? When did the Management Board make its related decision? To what extent did coordination occur with the Supervisory Board in this connection?

–	Which agreements were made before 12 February 2018 with banks, shareholders, investors etc. relating to the allocation?
–	Were ADSs allocated to companies or private persons connected with members of the Management or Supervisory boards, or connected with parties related to these individuals?
–	Which agreements exist between the service providers deployed for processing in the USA and Supervisory Board members of Biofrontera? In particular: Which connections exist between the selected investment banks/advisers and Supervisory Board member Mr. Borer? Why were comparatively unknown or little-known investment bank/advisers with little experience and renown selected for the US listing?
–	Was Deutsche Balaton AG intentionally excluded from the subscription of ADSs in the USA?
–	Why were Greenshoe shares issued afterwards?
–	Were holding periods agreed with investors in the USA?
–	To what extent did Mr. Borer benefit personally from the engagement of his employer The Benchmark Company, LLC through cash inflows?
–	When and by which group of individuals (directors, employees, advisers, service providers etc.) were the respective offers of Deutsche Balaton AG discussed and when and through whom and on whose recommendation was a decision taken not to accept the financially attractive offers? To what extent, when, and by whom was this documented? What costs did the Company incur for the advice from external service providers relating to the various offers of Deutsche Balaton AG concerning the purchase of share fractions and “oversubscription shares”?

d)	Costs of the capital increase

The Management Board has always emphasized that it wishes to conduct a US listing only on the basis of manageable costs. The figures of up to USD 1.73 million published in the SEC prospectus as well as the net proceeds of EUR 21.6 million actually realized from the capital measure suggest something completely different – the additional costs of the US listing and of the US placing alone have consumed approximately 8% (!) of the net proceeds from the capital measure. For this reason, the costs of the capital increase require investigation:

–	Were the orders offered by tender to advisers (e.g. attorneys, investment banks, investment advisers) in connection with the capital increase in Germany and the listing of ADSs in the USA, or were at least several offers obtained from different offerors?
–	How expensive was the capital increase in reality? The special auditor should prepare a cost schedule according to the following criteria (in each case specifying the recipient of payments):

o	Costs in Germany / costs in the USA
o	Costs for attorneys / costs for advisers / costs for investment banks / fees
o	Fixed costs / variable costs (e.g. in the form of commissions)

–	Who received performance-based payments and how were they calculated? Besides a performance-based payment, to what extent was a fixed allowance (potentially includable) also agreed?
–	How high was the net issue price per share including all costs incurred in Germany?
–	How high was the net issue price per share including all costs incurred in the USA?
–	How high were the total travel expenses for the Company to attend the bell-ringing in the USA (how many people attended)? For how many days were they away? How high were the hotel costs per person? How high were the entertainment costs etc.?

–	Until when could the US listing have been canceled and which costs and fees could have been thereby saved?
–	Until when could the US bookbuilding and the US placing have been canceled and which costs and fees could have been thereby saved?

e)	Other

–	The Benchmark Company, LLC, which is attributable to Supervisory Board member Borer, also acts as an analyst of the Company. To what extent have payments been made in this relation, and why are they not mentioned in the related parties report? To what extent has the Supervisory Board consented to the conclusion of the corresponding agreement?

The special auditor can make recourse to the support of specialist qualified personnel, especially of individuals with knowledge of the Company’s sector.”

Justification

The circumstances in which the capital increase occurred in early 2018 along with the US listing, the US bookbuilding and the US placing suggest the Management and Supervisory boards already during the course of 2017 misled the shareholders concerning their intentions to implement capital increases and a US listing. The Management and Supervisory boards did not implement this measure in the interests of the shareholders and also not in the interests of the Company, but instead predominantly pursued their own interests and the interests of allegedly kindly disposed US investors close to Supervisory Board member Borer in investing in Biofrontera at low cost.

Compared to the costs of a regular subscription rights capital increase, the Company incurred a considerable loss of around EUR 1.8 million through the fruitless expense of additional costs for the US listing alone.

In detail:

-	The Company’s Management Board misinformed shareholders about its intentions relating to a US listing. Both at the 2017 General Meeting of Shareholders and subsequently, the US listing was presented as an option lying far ahead in the future, for which, it was stated, no specific intentions existed (as also conveyed in the presentation to the General Meeting of Shareholders on 24 May 2017, Slide 8: “… no specific plans exist to directly utilize the capital.”) This statement was clearly incorrect: Finally, a capital conference in New York (USA) (Marcum Micro Cap Conference) was already attended on 15/16 June 2017, in other words, shortly after the General Meeting of Shareholders, in order to attract US investors. A plan for an IPO cannot be more specific, and what was reported in this connection at the 2017 General Meeting of Shareholders is consequently incomprehensible. Moreover, the first draft prospectus was already submitted to the SEC at New York on 4 October 2017. Given the period of preparation that these types of prospectuses require – including the involvement of numerous advisers – the Management Board must already have been aware of the plan for a US listing as of the time of the Ordinary General Meeting of Shareholders at the end of May 2017.

-	It is clear that the Management and Supervisory boards originally had no intention at all to conduct a capital increase while granting shareholders’ subscription rights:

o	The General Meeting of Shareholders of 24 May 2017 authorized the Management Board, with Supervisory Board assent, to increase the Company’s share capital by up to EUR 4.0 million and in doing so to exclude shareholders’ subscription rights in cases to be defined in more detail by the resolution (Approved Capital II).

o	Deutsche Balaton Aktiengesellschaft has brought an action for annulment against this resolution. The Cologne Regional Court rejected the action at the first instance. Deutsche Balaton Aktiengesellschaft has lodged an appeal with the Cologne Regional Court against the ruling rejecting its action. The appeal proceeding has not yet been ruled upon, and a verbal negotiation at the Cologne Regional Court has not yet been held. Biofrontera AG has aimed for an approvals procedure in order to enter the capital increase in the commercial register, but no related ruling has yet been issued as of the date of this supplementary demand. Due to the ongoing action for annulment, the authorization relating to the capital increase from this Approved Capital II has not yet been entered in the commercial register, and is consequently also not effective.

o	This circumstance alone prevented the Company’s Management Board from implementing the US listing, as already planned at the time of the 2017 General Meeting of Shareholders, by means of a capital increase from Approved Capital II under exclusion of shareholders’ subscription rights. Instead, the Management Board was forced to implement a subscription rights capital increase and – of necessity –also let the Company’s shareholders participate. If the Management Board had had the opportunity to utilize Approved Capital II without granting a subscription right for the shareholders, the Company’s shareholders would have been left completely empty-handed by the capital increase in early 2018. Instead, presumably the full amount of Approved Capital II would have been allocated at favorable prices to a hand-picked group of investors from the environment of the company of Supervisory Board member John Borer that are acceptable to the Management Board. Shareholders would have had to watch helplessly as they were being diluted and robbed of their influence over the Company.

From the shareholders’ perspective, no circumstances are evident that would justify such an approach as being in the interests of the Company and its shareholders. This approach of the Management and Supervisory boards can only be explained by the self-interest of not only resting on the laurels of a supposedly successful US IPO but also, as has happened already with the conditions of the capital increases in 2016, of “structuring” the shareholder base to suit oneself through allocating ADSs to hand-picked shareholders favorably inclined towards the Management Board.

–	After it proved impossible to disadvantage shareholders to the benefit of US investors through direct dilution from Approved Capital II due to the ongoing action for annulment, Approved Capital I, which makes provision for a subscription right for the shareholders, had to serve as the substitute for the Management and Supervisory boards’ purpose:

o	The specifics of the exercising of subscription rights for the Company’s existing shareholders were intentionally structured in this context in an unlawful manner, so that existing shareholders could either not exercise their subscription rights at all, or only with great hindrances.

o	For example, the Company actively endeavored to prevent trading in the subscription rights. Shareholders intervened and notifications were made to relevant authorities, which eventually enabled subscription rights trading.

o	Furthermore, the subscription price was published so late that many investors had to make their subscription decision without knowing the subscription price due to banks’ in-house deadlines.

o	This confusion of shareholders intended by the Management Board was raised even further by an interim adjustment of the original price range from EUR 3.50 – EUR 4.50 to EUR 4.00 – EUR 6.00 per share, only to subsequently set the subscription price – despite an alleged threefold oversubscription as part of the US building – in the middle of the original price range at EUR 4.00 per share.

–	Here, the Management Board pursued the objective through the US listing of “structuring” the shareholder base according to its own designs, by keeping shareholders away from subscribing for the oversubscription, in order to allocate as many shares as possible to favorably inclined investors from the USA. For this objective, the Management Board unlawfully accepted considerable economic disadvantages for the Company and its shareholders:

o	Although, according to statements made by the Management Board itself (see the letter of justification of March 2018), the US bookbuilding was supposed to have been three times oversubscribed, the Management Board also then refrained from exploiting the adjustment to the price range for the issue price for the new shares, which allegedly occurred due to the share price gains ahead of the capital increase, in order to set the subscription price at EUR 4.50, EUR 5.00 or even EUR 6.00. Was the Management Board primarily driven in this context by an endeavor to enable certain investors to invest at a low level, instead of generating the maximum proceeds for the Company from the capital increase?

o	Although it is evidenced that the Company had several binding offers to assume the shortfall at a price of up to EUR 4.40 per share, these shares were allocated to the USA at EUR 4.00 per share. The Company thereby incurred a loss of around EUR 1.1 million, excluding consequential costs.

o	To these are added the “underwriting discounts” of around EUR 0.8 million unnecessarily granted as part of the US listing, which the Company could have saved by accepting the offer, as well as potentially further avoidable costs which would not have been incurred if the US listing had been canceled.

All in all, the US listing, and especially the US placing, makes no sense at all for the Company after an entirely insufficient result from the US bookbuilding. Neither has notable trade turnover be generated on NASDAQ nor can it be assumed that the US listing will boost the degree of recognition of Biofrontera products. The risk exists of a repeat of the disastrous AIM listing. The parallels are striking, especially where trading volumes are concerned. It should also be noted that Biofrontera is the only German company with an ADS listing in the form selected by Biofrontera.

Finally, the events surrounding the capital increase raise numerous questions, which the Management and Supervisory boards have refused to answer to date. The special audit that has been applied for must be conducted as a consequence.

The Company should not be unreasonably burdened by costs entailed in the special audit. For this reason, the applicant consents to assume all external costs for the Company for the examination of the questions arising from the special audit applications, to the extent that they exceed an amount of EUR 310,000, assuming the offsetting of claims against directors, employees or shareholders or other persons.

Example:

If the special audit costs EUR 500,000 and no claims can be asserted against third parties, Deutsche Balaton AG shall bear costs in an amount of EUR 190,000 (EUR 500,000 – EUR 310,000).

By contrast, if the special audit costs 500,000 and resultant claims of EUR 1,200,000 can be asserted against directors, Deutsche Balaton AG shall bear no costs (EUR 500,000 – EUR 1,200,000 is less than EUR 310,000).

11.	Decision concerning the assertion of compensation claims against Management Board members Professor Dr. Lübbert and Schaffer, against Supervisory Board member Dr. John Borer as well as against Maruho Deutschland GmbH and Maruho Co. Ltd. pursuant to Section 147 (1) AktG and appointment of a Special Representative for the assertion of such claims pursuant to Section 147 (2) AktG due to the circumstances of the capital increase in February 2018 accompanying the US listing and the US share placing.

Deutsche Balaton AG proposes passing the following resolution:

“The General Meeting of Shareholders of Biofrontera AG shall pass a resolution pursuant to Section 147 (1) AktG to assert claims for compensation for losses incurred by the Company due to the implementation of the inappropriate capital increase, in breach of duty, pursuant to the resolution of 29 January 2018, as well as the related US listing, against Management Board members Professor Dr. Herrmann Lübbert and Thomas Schaffer, Supervisory Board member Dr. John Borer as well as against Maruho Deutschland GmbH.

Dr. Thomas Heidel, attorney at Meilicke Hoffmann & Partner Rechtsanwälte Steuerberater mbB, Poppelsdorfer Allee 114, 53115 Bonn, shall be appointed as the Company’s Special Representative for the assertion of loss compensation claims in the meaning of Section 147 (2) AktG.

The loss compensation claims shall derive from the following matter:

The Company has incurred a considerable loss due to the inappropriate implementation of the capital increase, in breach of duty, in February 2018 by the Management and Supervisory boards based on the resolutions dated 29 January 2018. The following table quantifies this in a range between EUR 1.9 million and EUR 7.8 million:

EUR millions		Capital increase implemented		Alternative scenario 1		Alternative scenario 2
		Subscription rights capital increase at EUR 4.00 with US listing and US placing		Subscription rights capital increase at EUR 4.00 with US listing excluding US placing; acceptance of offer for unsubscribed shares at EUR 4.40		Subscription rights capital increase at EUR 5.00 as planned without US listing and US placing
1. Gross proceeds	Germany	13.60		25.04		30.00
	USA	10.41	1)	0.00	1)	0.00
	Subtotal	24.00		25.04		30.00
	- Underwriting discounts	-0.83	1)	0.00	1)	0.00
	Total	23.17		25.04		30.00
2. Costs		-1.57	2)	-1.57	2)	-0.60	3)
3. Net proceeds		21.60		23.47		29.40
Additional proceeds		-		1.87		7.80
Costs and discounts thereby saved		-		0.83		1.80

1) Conversion rate 1.2348 USD/EUR (ECB reference rate of 14 February 2018)

2) Actual costs of the capital increase and listing calculated from the net proceeds from the capital measure according to the Q1 report

3) 2% of gross proceeds; see also the cost estimate as per the prospectus for the capital increase October/November 2016, page 41

Given the fact that the Company had a specific offer from Deutsche Balaton Aktiengesellschaft concerning the acceptance of all oversubscription shares at an issue price of EUR 4.40 per share, the US listing and, in particular, the placing of ADSs in the USA through a bookbuilding were unnecessary. The EUR 0.8 million of underwriting discounts granted could thereby have been saved in full. To this is added the shortfall in proceeds which arose because the Management and Supervisory boards, in breach of duty, failed to accept the offer of Deutsche Balaton Aktiengesellschaft to accept all oversubscription shares. The shortfall in proceeds amounts to at least EUR 1.1 million on a rounded basis (2.6 million oversubscription shares times EUR 0.40 as the difference between the actual issue price of EUR 4.00 and the price of EUR 4.40 per share offered by Deutsche Balaton Aktiengesellschaft).

The sum of the aforementioned amounts defines the minimum level of the loss at EUR 1.9 million.

By contrast, had a regular subscription rights capital increase without US listing been planned from the start, it could have occurred at a higher placing price close to the stock market price of around EUR 5.00 per share thanks to the positive performance of the Biofrontera share price ahead of the capital measure. Additional proceeds of EUR 6.8 million would have accrued to the Company in this context (6 million shares x EUR 1.00 per share higher subscription price and elimination of the EUR 0.8 million of underwriting discounts granted). The correct issue price in accordance with the market is to be determined in the procedure by corresponding expert valuation surveys. Furthermore, only around EUR 0.6 million of costs would have been incurred, instead of EUR 1.6 million, which corresponds to a cost saving of EUR 1.0 million.

The sum of the aforementioned amounts defines the probable maximum level of the loss at EUR 7.8 million.

In relation to the Management Board members, the loss compensation claim derives from Section 93 AktG, because the Management Board members intentionally and in breach of duty failed to achieve the best possible proceeds for the Company as part of the capital increase in February 2018. In relation to Supervisory Board member Dr. John Borer, his liability derives from Sections 116, 93 AktG for the same reasons, whereby the case of Dr. John Borer is additionally burdened by the fact that Mr. Borer himself, through his employer The Benchmark Company, LLC, which acted as advisor and underwriter to the US listing, ranks as one of the main beneficiaries of the US listing through its related fees.

The claims asserted against Maruho Deutschland GmbH derive from Section 117 AktG. Maruho Deutschland GmbH, under utilization of its considerable influence over the Company – based on its position as the largest shareholder with approximately 20% of the voting rights, which approaches an effective majority at the General Meeting of Shareholders, as well as based on the dependency of Biofrontera AG established by the “Cooperation and Partnership Agreement” with the parent Company Maruho Co. Ltd. – has caused the directors to unlawfully implement the capital increase in breach of duty in February 2018, and to thereby cause the aforementioned losses for the Company. Without the significant influence of Maruho Deutschland GmbH, it would not have been possible at all to implement the capital increase in February 2018 along with the US listing. In the interests of an investment by US investors favorable to the Management Board from the environment of Supervisory Board member Dr. John Borer, Maruho waived subscribing for shares itself and additionally provided a considerable number of shares to implement the capital increase by way of a securities loan, which renders externally evident the considerable influence of Maruho Deutschland GmbH over the implementation, in breach of duty, of the capital increase in early 2018. Through the aforementioned approach, Maruho Deutschland GmbH especially endeavors to secure its influence over the Company, in order to, inter alia, continue the research partnership that is beneficial for it, and to remain open for a subsequent low-cost takeover of the Company, thereby being aware that it accepts a considerable loss for the Company and its shareholders. The claims against Maruho Co. Ltd. derive especially from its interest in the research partnership and related know-how, combined with the controlling influence over the wholly-owned subsidiary Maruho Deutschland GmbH.”

Justification

Due to the matter presented above, it is necessary to appoint a special representative, as it is not anticipated that the Company itself can assert its claims given the close interdependence of interests between the Management Board, Supervisory Board and the major shareholder Maruho Deutschland GmbH.

12.	Withdrawal of confidence from Management Board member Schaffer

Deutsche Balaton AG proposes passing the following resolution:

“The General Meeting of Shareholders shall withdraw its confidence from Management Board member Thomas Schaffer.”

Justification

The management has an extremely troubled relationship with the shareholders of Biofrontera AG. This is not new, and unfortunately forms part of tradition at Biofrontera. It is due to the attitude of the management to the Company’s owners, which the shareholders are, to the management’s regret. For this reason, former major shareholders sold their interests (see e.g. http://www.dasinvestment.com/hautkrebs-spezialist-maschmeyer-verkauft-biofrontera-aktien/). The Management Board insults important shareholders in telephone conferences or excludes them from questions, discriminates against shareholders that are unwelcome because they are critical, or favors new and supposedly favorably inclined investors by enabling them to buy shares at EUR 4.00 gross (around EUR 3.60 net for the Company) when the stock market prices at the same time stand at around EUR 6.00, instead of selling the shares at significantly higher prices to the benefit of the Company.

The Management Board’s information policy in relation to shareholders occurs on a contradictory basis, or in a manner whereby important information is only announced through the press (e.g. interviews with the Management Board), or through information in the SEC prospectus.

In this context, any shareholder must regard the Company’s remarks in the 2017 annual report under the heading “Investor relations work” as a mockery: “Biofrontera sets great store by active, comprehensive and continuous communication with investors and analysts. The aim at all times is to provide information about the Company on a basis that is reliable, open and prompt.”

Mr. Schaffer, who has been Chief Financial Officer since 2013 and thereby also responsible for investor relations, bears coresponsibility for this to a high degree. Mr. Schaffer does not possess the requisite expertise for his role as Chief Financial Officer.

In particular, he bears the responsibility for the following events:

–	Useless and cost-intensive AIM listing:

o	On 3 June 2014, the shares of Biofrontera were admitted for the first time to trading on the Alternative Investment Market (AIM) of the London Stock Exchange. According to Biofrontera, the aim of the “the internationality through a listing on the Alternative Investment Market (AIM) of the London Stock Exchange” (Source: 2014 Annual Report) „in order to enable better access to the international capital market”. It noted that such a listing “is cited by many institutional investors based in. the United Kingdom as a precondition for an investment in Biofrontera” (Source: https://www.pressebox.de/pressemitteilung/biofrontera-ag/Ad-hoc-Biofrontera-AG-Biofrontera-AG-wechselt-in-den-Prime-Standard-und-listet-ihre-Aktien-zusaetzlich-an-der-Londoner-Boerse/boxid/678942).

o	The Company already announced on 20 January 2016 that the AIM listing was to be canceled with effect as of 18 February 2016, as the costs of the listing exceeded the resultant benefit given the shareholder structure and the low trading volume on AIM. (“This decision has been made following a review of the Company’s AIM listing by the Board. Given the composition of the Company’s shareholder base, as well as the very low volume of trading in shares on AIM, the Board has concluded that the costs incurred in maintaining a secondary listing on AIM exceed the benefits obtained from the listing. On this basis, the Board considers it in the best interests of the Company and all shareholders to seek a cancellation of its shares from trading on AIM”, Source: https://uk.advfn.com/stock-market/london/biofrontera-B8F/share-news/Biofrontera-AG-Notice-of-Cancellation-from-Trading/70057064).

o	It is to be assumed that a significantly six-digit amount in euros was wasted on the preparation and implementation of the useless listing.

–	Failure to successfully implement the capital increase at EUR 1.90 per share at the end of 2015:

o	As of 27 October 2015, a subscription rights capital increase against cash capital contributions by up to EUR 5,893,460 to up to EUR 29,467,302 through issuing up to 5,893,460 new ordinary registered shares was announced. The following was applicable in this context in relation to the determination of the subscription price:

“The subscription price will be determined prospectively on 5 November 2015. The pricing occurs taking into account the volume-weighted average price of the Company’s shares in the XETRA electronic trading system of the Frankfurt Stock Exchange in the period between the start of the subscription period on 28 October 2015 until the end of trading on 4 November 2015, less a discount to be determined by the Company’s Management Board with the consent of the Company’s Supervisory Board. The subscription price shall not exceed EUR 2.50.”

o	Shareholders were thereby required to wait until the announcement of the subscription price of EUR 1.90 on 5 November and thereby had only two stock market days to exercise their subscription rights, or were required to enter into the risk of subscribing without knowing the subscription price. Understandably, probably only a few shareholders were prepared to enter into such risk.

o	This extremely unusual approach in determining the subscription price led to massive uncertainty among shareholders during the remaining subscription period with the result that the price of the Biofrontera share fell to EUR 1.60 on 9 November 2015, and there was very little willingness to subscribe among existing shareholders, even after the subscription price had been announced.

o	Even an announcement by the Company on 11 November 2015 “given the above average volatility of the share price and the increased trading volumes in the share over the last days” that “Biofrontera was operatively within budget” proved unable to stabilize the share price initially.

o	As a result, only 1,916,588 of the up to 5,893,460 (32.5%) new shares could be placed despite the low subscription price, according to an announcement dated 23 November 2015. Biofrontera regarded the share price performance as the main reason for the little willingness to subscribe: “Biofrontera believes the main reason for the disappointing number of subscribed shares is the high volatility of the share price during the past weeks, which was not due to developments within the Company or the progress of the approvals processes in Europe and the USA, as conveyed in the publication dated 11 November (Source: https://www.pressetext.com/news/20151123017). Despite this, the fact that Biofrontera itself and especially the relevant Management Board member Mr. Schaffer were mainly responsible for the poor results of the placing, with the setting of the subscription price on a basis that was unamenable to shareholders, stands out given the approach selected in the capital increase.

–	Unilateral preference given to major shareholder Maruho in the implementation of the capital increase in autumn 2016:

o	Presumably in close coordination with Maruho, the Management Board of Biofrontera passed a resolution on 31 October 2016 to increase the Company’s share capital by way of utilization of approved capital by up to EUR 5,012,950.00 through issuing the corresponding number of shares against cash capital contributions. The issue price amounted to EUR 3.00 per share. At the same time, a resolution was passed to issue a convertible bond with immediate conversion possibility given an initial conversion price of also EUR 3.00 per share in a total volume of up to EUR 4,999,000.00.

o	A further ad hoc announcement was already issued on the following day – 1 November 2016 – according to which the Company had received binding commitments from unnamed “investors” to purchase new shares or bonds in a scope of EUR 14.8 million. No more than nine hours elapsed between the two announcements, which shows that the participation in the capital increase of “investors” unspecified by Biofrontera must have already long been discussed between the Company and the investors. In any case, no sensible shareholder makes a decision within nine hours, and furthermore literally “overnight”, to invest EUR 14.8 million. With ad hoc announcements dated 17 November and 24 November, Biofrontera then announced that both the capital increase and the convertible bond could be placed in full.

o	Biofrontera failed to communicate that the unnamed “investors” in the ad hoc announcements issued by the Company’s Management Board referred quite simply to Maruho, although this would have been an extremely important item of information for the remaining shareholders given their own subscription decision, as Maruho had not participated in the previous capital increases at issue prices of EUR 1.90 and EUR 2.00 per share.

o	In the implementation of the capital increase, Maruho not only fully exercised its subscription right but also committed itself to the Company to assume a large proportion of the unsubscribed shares or bonds. Maruho’s interest in Biofrontera was extended considerably in this manner. For the other shareholders, however, this could only be derived subsequently from the voting rights announcement conveyed by Maruho on 21 November 2017, although knowledge concerning the investment decision of Maruho would have been an important piece of information for all shareholders’ subscription decisions, as Maruho had not participated in the previous capital increases at issue prices of EUR 1.90 and EUR 2.00 per share.

o	By way of summary, it is consequently to be noted in relation to the development of the shareholding relationships at Biofrontera that the Company’s management very clearly unilaterally prefers the major shareholder Maruho or Maruho Deutschland to the detriment of the remaining shareholders, and has created for it the possibility to significantly expand its interest despite the existing competitive situation in relation to both Maruho as well as its strategic partner Galderma.

–	Discrimination against existing shareholders as part of the capital increase implemented in early 2018 at an issue price at EUR 4.00, far below the stock market price, along with an equally cost-intensive and also useless US listing:

o	The capital increase was structured in advance so that as few shareholders as possible were able to utilize their subscription rights through determining the periods, and the related impossibility for many shareholders to exercise their subscription rights before the subscription price was announced (as was the case at the last capital increase in autumn 2016 at EUR 3.00, where the Management Board awarded the entire “shortfall” to the main shareholder Maruho as a secret guarantor of the capital increase, despite higher additional subscription wishes of other shareholders), so that thereby sufficient shares would then be available for the US listing, and the shares could then be distributed at much higher costs and commissions (together probably approaching 20%!) than is standard in the German capital market, including to clients of the company of Supervisory Board member Borer. To this is added the fact that, in this case, too, a shareholder, Deutsche Balaton AG, would have assumed the entire oversubscription at prices lying far above the net proceeds from the “US distribution”.

o	It is completely unclear how the subscription price, given simultaneous stock market prices of around EUR 6.00 per share and given established subscription interest based on the stock market price, could be fixed at just EUR 4.00, after the aforementioned range for the issue price was first increased during the subscription period, before then finally issuing new shares in the middle of the original range.

o	The unlawful endeavor to exclude subscription rights trading in advance through supposedly “clever” technical instructions to the paying agent Bankhaus Gebrüder Martin AG makes Mr. Schaffer unacceptable to the shareholders. Only through interventions by Deutsche Balaton Aktiengesellschaft was unrestricted subscription rights trading enforced.

o	The preparation of the unnecessary US listing caused additional costs of around EUR 1.0 million (see the table below), without shares being available at all in a meaningful and requisite number as well as with sufficient certainty based on the shareholders’ subscription rights, and without a corresponding financing interest on the part of the Company having existed, which could not have been satisfied by a subscription rights capital increase to the existing shareholders. To these are added the underwriting discounts of around EUR 0.8 million, which additionally reduce the placing proceeds. By contrast, a regular subscription rights capital increase without US listing could have been implemented closer to the stock market price at around EUR 5.00 per share and at costs of approximately EUR 0.6 million thanks to the positive performance of the Biofrontera share price ahead of the capital measure (before the announcement of the capital increase, the price of the Biofrontera share stood at EUR 6.10, Xetra opening price of 29 January 2018). The binding offer of Deutsche Balaton AG, to purchase up to 3 million unsubscribed shares at a price of EUR 4.40, should at least have been taken into consideration, however. Besides the additional proceeds of around EUR 1.1 million, this would have saved underwriting discounts of EUR 0.8 million. This generates estimated reduced proceeds from the capital measure as a consequence of not accepting the offer of Deutsche Balaton AG of EUR 1.9 million, or of EUR 7.8 million compared to a regular subscription rights capital increase at EUR 5.00 without a US listing. This includes additional costs (including discounts granted) of EUR 0.8 million or EUR 1.8 million respectively according to the following schedule:

EUR millions		Capital increase implemented		Alternative scenario 1		Alternative scenario 2
		Subscription rights capital increase at EUR 4.00 with US listing and US placing		Subscription rights capital increase at EUR 4.00 with US listing excluding US placing; acceptance of offer for unsubscribed shares at EUR 4.40		Subscription rights capital increase at EUR 5.00 as planned without US listing and US placing
1. Gross proceeds	Germany	13.60		25.04		30.00
	USA	10.41	1)	0.00	1)	0.00
	Subtotal	24.00		25.04		30.00
	- Underwriting discounts	-0.83	1)	0.00	1)	0.00
	Total	23.17		25.04		30.00
2. Costs		-1.57	2)	-1.57	2)	-0.60	3)
3. Net proceeds		21.60		23.47		29.40
Additional proceeds		-		1.87		7.80
Costs and discounts thereby saved		-		0.83		1.80

1) Conversion rate 1.2348 USD/EUR (ECB reference rate of 14 February 2018)

2) Actual costs of the capital increase and listing calculated from the net proceeds from the capital measure according to the Q1 report

3) 2% of gross proceeds; see also the cost estimate as per the prospectus for the capital increase October/November 2016, page 41

o	To this is added the fact that Biofrontera had no requirement for capital as of the time of the capital increase. It would have been much more beneficial to first announce the hopefully forthcoming sales successes in the USA and to then implement a (smaller in terms of units) capital increase with a higher share issue price. Instead, the existing approved capital was completely utilized through issuing the full 6 million shares at a low issue price, and even given significantly higher share prices the Company can no longer make short-term recourse to approved capital in the future without a further resolution by the Shareholders’ General Meeting. The background to the rash capital increase could be the directors’ interest to “cement” the General Meeting of Shareholders majority, and at the same time to enable Supervisory Board member Borer to realize his “commission-generating capital increase”.

–	Incorrect information for shareholders relating to the value of the subscription right: In the letter of Biofrontera AG to shareholders dated 4 February 2018, an incorrect formula was applied in the example calculation to calculate the mathematical value of the subscription right:

Current price – subscription price
(13/2)+1

This formula represents the method, which is standard in the literature and in practice, to calculate the mathematical value of the subscription right before detaching the subscription rights, in other words, before the subscription rights discount.

However, as the shares of Biofrontera AG was already trading ex subscription rights, and a subscription rights discount was already included in the share price, on the date when the letter was written, or when it was received by shareholders, the correct formula is as follows:

Current price – subscription price
(13/2)

In the example shown in the letter from the Company (current share price EUR 7.00, subscription price EUR 6.00), the correct mathematical value of the subscription right is EUR 0.15 and not, as stated by Mr. Schaffer, EUR 0.13. Apparently, the underlying financial connections of the calculation formula do not appear to be clear to the Management Board member responsible, Mr. Schaffer, otherwise he would have certainly noticed the incorrect nature of the formula applied. Shareholders were either intentionally misled concerning the value of the subscription right, or misled due to a lack of awareness concerning the value of the subscription right, a circumstance for which he himself is responsible.

–	Also at the last General Meeting of Shareholders, Mr. Schaffer provided incorrect and incomplete information about the terms of the EIB loan – whose terms the Management Board has presented as standard in the market. For example, at up to almost 14%, the rate of interest is anything other than standard in the market and places an excessive burden on the Company. By contrast, the Company’s press release of 19 May 2017 creates the impression that this relates to a subsidized loan from the EIB as a European Union institution with the aim of “supporting young European companies”, so that they have “sufficient funds for their R&D projects”.

These examples and courses of action show that Mr. Schaffer is professionally unsuited to his position. The withdrawal of confidence by the General Meeting of Shareholders should prompt the Supervisory Board to take action to discharge Mr. Schaffer from office.

13.	Withdrawal of confidence from Management Board member Professor Dr. Lübbert

Deutsche Balaton AG proposes passing the following resolution:

“The General Meeting of Shareholders shall withdraw its confidence from Management Board member Professor Dr. Hermann.”

Justification

It is incontestable that Professor Dr. Lübbert, as founder of the Company, and based on his work in the area of research, development and approvals, has been considerably committed to the Company, for which he deserves due credit.

On the other hand, however, it cannot be concealed that Professor Dr. Lübbert bears responsibility for numerous incorrect decisions in the past and is significantly responsible for the Company’s unspeakable handling of its shareholders. In particular, it is apparent that Professor Dr. Lübbert cannot handle critical shareholders or critical Supervisory Board members.

In this context, we regard the Company’s remarks in the 2017 annual report under the heading “Investor relations work” as a mockery: “Biofrontera sets great store by active, comprehensive and continuous communication with investors and analysts. The aim at all times is to provide information about the Company on a basis that is reliable, open and prompt.”

It is likely that Professor Dr. Lübbert has forwarded the Company’s internal information to its major shareholder Maruho. In any case, Maruho’s failure to discharge Supervisory Board member Mark D. Reeth at the last General Meeting of Shareholders cannot be explained otherwise. This eventually led Mr. Reeth to step down from the Supervisory Board.

The Company barely informed shareholders about significant developments. On the contrary, significant information was withheld. Examples include

–	the failure to disclose the contents of the partnership agreement with Maruho, or to disclose them in “thin slices”,

–	the fact not disclosed by the Management Board that the guarantor of the capital increase in autumn 2016 was also Maruho,

–	the terms of the EIB loan that were not disclosed to the General Meeting of Shareholders, and

–	the drastic information gap between what was communicated to the existing shareholders in the prospectus for the capital increase published in early 2018 and what was included in the information in the SEC prospectus.

As Management Board Chairman (CEO), Professor Dr. Lübbert is responsible for this information policy.

Furthermore, Professor Dr. Lübbert’s behavior in relation to capital measures was clearly characterized by the endeavor to determine for himself the group of shareholders on a hand-picked basis. Especially the allocation of the entire additional subscription to Maruho at the time of the capital increase in autumn 2016 as well as the circumstances of the capital increase in early 2018, where the Company actively attempted to prevent trading with subscription rights and where many shareholders only had a choice between subscribing without knowing the issue price and refraining from subscribing, prove that Professor Dr. Lübbert is not interested in working together on the basis of trust with the shareholders – apart from major shareholder Maruho.

As the Company’s founder, Mr. Lübbert still behaves as if he were the sole or majority shareholder of Biofrontera. In fact, however, he now owns only around 2% of the Company. In order to secure his power, he brought competitor Maruho on board as a major shareholder, and, based on the votes of Maruho, has failed to have elected to the Supervisory Board independent controllers of his decisions and his work, and has instead introduced favoritism into the Supervisory Board. Mr. Borer is engaged with the IPO and placing of the Biofrontera shares and is permitted to distribute around 2 million Biofrontera shares at EUR 4 per share, Dr. Granzer receives consultancy contracts from Biofrontera, attorney Mr. Eyring (this can at least be presumed) will provide legal advice to Biofrontera, American attorney Mr. Mark Reeth was certainly intended for legal advice in the USA, but then clearly proved insufficiently “amenable”. It consequently proved impossible for Mr. Reeth to be discharged at the last General Meeting of Shareholders by major shareholder Maruho, and he then, certainly entirely “voluntarily”, stepped down from the Supervisory Board. The reason why Mr. Kevin Weber is a member of the Supervisory Board remains unclear.

The extent to which, ahead of the capital increase in early 2018, US shareholders were attracted on a targeted basis with special information to invest at a low price in the Company to the detriment of existing shareholders is to be clarified as part of a special audit.

To this is added the fact that Professor Dr. Lübbert bears at least joint responsibility for numerous incorrect decisions through which the Company has incurred a considerable loss:

–	In 2016, the Company entered into a “research partnership” with major shareholder Maruho, which was continued in 2017. The Company potentially incurs very significant damage as a consequence of this research partnership, as enormous future potentials were effectively given away. The Company thereby becomes a development service provider for Maruho. Against reimbursement of development costs of only up to EUR 2.3 million, Maruho is to be entitled to the rights to products developed based on nanoemulsion technology belonging to Biofrontera. Biofrontera is to be potentially fobbed off with a sales license for only Europe. The collaboration with Maruho already formed a subject of an application for a special audit at the 2017 General Meeting of Shareholders. Applications for a court-appointment of a special auditor are meanwhile pending in this connection.

–	The Company and the shareholders have incurred considerable losses due to the capital increase that was prepared in 2017 and implemented in early 2018, accompanied by the US listing. We are of the opinion that the subscription rights for the existing shareholders of the Company were intentionally structured in an unlawful manner, so that existing shareholders could only exercise or sell their subscription rights with great hindrances. For example, the Company actively endeavored to prevent trading in the subscription rights. Furthermore, the subscription price was set so late that many investors had to make their subscription decision without knowing the subscription price due to banks’ in-house deadlines. Here, the Management Board pursued the objective through the US listing of “structuring” the shareholder group according to its own designs, by excluding critical shareholders from subscribing for the oversubscription. For this objective, the Management Board unlawfully accepted considerable economic disadvantages for the Company and its shareholders: Although it is evidenced that the Company had binding offers from Deutsche Balaton Aktiengesellschaft to assume the shortfall at a price of EUR 4.40 per share, these shares were allocated to the USA at EUR 4.00 per share. The Company thereby incurred a loss of around EUR 1.0 million. To this is added the unnecessarily granted underwriting discounts of approximately EUR 0.8 million for the US listing, which the Company could have saved if it had accepted this offer.

Moreover, Professor Dr. Lübbert draws an excessively high salary, which amounted to at least EUR 442,000.00 in 2017, including variable components. This is entirely inappropriate given the fact that the Management Board work of Professor Dr. Lübbert effectively comprises work ancillary to his Professorship for Animal Physiology at the Ruhr University Bochum and given the fact that the Company has incurred losses of EUR 130 million to date.

Furthermore, the fact that Professor Dr. Lübbert exercises his role as Management Board Chairman as an ancillary activity alongside a university professorship suggests that, in terms of the amount of time allocated to the activities, conflicts must occur between the professorship exercised as the main profession and the ancillary activity as management board chairman of a listed company.

However, Biofrontera deserves a Management Board Chairman who can devote himself fully to the Company.

The overall picture presented above of the work of Professor Dr. Lübbert over the past two years suggests that he is no longer suited to be engaged as the Company’s Management Board Chairman. For this reason, the General Meeting of Shareholders should withdraw its confidence from Professor Dr. Lübbert and thereby prompt the Supervisory Board to take action, and to allocate to Professor Dr. Lübbert the Management Board responsibility for the areas of research/development/approvals.

14.	Resolution concerning the disallowance of the Management Board members’ compensation scheme

Pursuant to Section 120 (4) AktG, Deutsche Balaton AG proposes passing the following resolution:

“The General Meeting of Shareholders shall disallow the Management Board’s compensation structure as presented in the annual report for the 2017 financial year (see page 86).”

Justification

According to the 2017 annual report, the compensation of the Management Board is comprised as follows:

	Professor Dr. Hermann Lübbert	Thomas Schäfer	Christoph Dünwald
Non-performance-based salary component 2017	EUR 366 thousand	EUR 241 thousand	EUR 242 thousand
Non-performance-based salary component 2016	EUR 363 thousand	EUR 213 thousand	EUR 236 thousand
Non-performance-based salary component 2017	EUR 76 thousand	EUR 67 thousand	EUR 48 thousand
Non-performance-based salary component 2016	EUR 72 thousand	EUR 63 thousand	EUR 6 thousand
Stock options (31 December 2017)	236,850	125,000	90,000
Fair value when granted (2017)	EUR 299 thousand	EUR 145 thousand	EUR 112 thousand
Stock options (31 December 2016)	196,850	85,000	50,000
Fair value when granted (2016)	EUR 227 thousand	EUR 83 thousand	EUR 50 thousand
thereof granted 2017	70,000	40,000	40,000
thereof granted 2016	80,000	50,000	50,000

It is clear that the level of this salary structure is inappropriate to the Company’s size, the Company’s current stage of development, its earnings position and its directors’ performance. The fixed compensation alone totaling EUR 849,000 is entirely inappropriate.

In particular, this concerns Mr. Schaffer based on the mistakes presented under the supplementary item 6 as well as Professor Dr. Lübbert based on the mistakes presented above under supplementary item 7.

Mr. Lübbert works only as a “partial Management Board member”, as he holds the Chair for Animal Physiology at the Ruhr University Bochum, with teaching and research obligations as well as involvement in works outings (see also http://www.ruhr-uni-bochum.de/tierphys/sites/team.html) and can consequently work to only a limited extent for Biofrontera AG.

As an aside, it should be noted that Mr. Lübbert’s wife is an employee of Biofrontera. The level of salaries is not disclosed under “related party disclosures”. The SEC prospectus disclosed that the Professor Dr. Lübbert’s son is an employee of Biofrontera.

The high Management Board salaries dispense with any type of business risk for the Management Board members. At the same time, however, they benefit additionally from a high level of performance-based compensation. In the final analysis, the entire business risk is borne by the shareholders, which are required to constantly finance the Company with its very high cost structure.

Besides the performance-based components, the Management Board members also benefit through the option program. Of the 40,000 shares for which he subscribed from the 2010 Stock Option Program in February 2018 at a price of EUR 3.02, Mr. Lübbert immediately resold most of them at EUR 6.78.

In accordance with the disallowance by the General Meeting of Shareholders, the Supervisory Board shall be required to adapt the compensation structure for the Management Board members.

15.	Deselection of Supervisory Board member Dr. John Borer, election of a new Supervisory Board member and new election of a substitute member for the newly elected Supervisory Board member

Deutsche Balaton AG proposes passing the following resolutions:

“a)	Supervisory Board member Dr. John Borer shall be deselected.

b)	To replace the deselected Supervisory Board member, the following individual shall be elected to the Supervisory Board for the remaining duration of the term of office of the previous Supervisory Board member:

•	Dr. Christoper Missling, President & Chief Executive Officer as well as Chairman of the Board of Anavex Life Science Corp.

c)	As substitute member in the instance of the early stepping down from office of the Supervisory Board member elected pursuant to the aforementioned lit. b), the following individual shall be elected for the remaining duration of the term of office of the previous Supervisory Board member:

•	Professor Dr. Karin Lergenmüller, Professor for Marketing and General Business Management at the RheinMain University of Applied Sciences.”

Justification

The Supervisory Board member, for whose deselection an application is hereby submitted, has failed to fulfill the duties of his office in the past, or has primarily pursued his own interests with the Supervisory Board mandate instead of the Company’s interests:

–	As we also noted critically when he was elected, Mr. Borer, as an investment banker, is exclusively a representative of his own interests who wishes to siphon off as much commission as possible for a US listing and a US share placing, which he has also succeeded in doing. The course of the capital increase in early 2018 and the commissions of around USD 1 million disclosed in connection with US listing to the benefit of his employer The Benchmark Company, LLC (see https://www.benchmarkCompany.com/investment-banking-team/ and https://www.benchmarkCompany.com/news-events/) provide clear proof of this view. Mr. Borer does not perform his activities in the Company’s interests and also not in the interests of the shareholders. He pursues primarily his own interests. The extent to which Mr. Borer benefited personally from the engaging of his employer with the IPO must be clarified as part of the special audit. In any case, Mr. Borer bears considerable joint responsibility for the destruction of the Company’s assets and is consequently with the Management Board members also mainly responsible for the capital increase along with the NASDAQ listing.

For this reason, Dr. Borer is no longer suited to be a member of the Company’s Supervisory Board. A demand was already submitted for his withdrawal with a letter dated 28 May 2018 (see http://www.deutsche-balaton.de/wp-content/uploads/2018/05/2018-05-28_Open-letter-to-Mr.-Borer.pdf).

The deselection of the Supervisory Board member is permissible with a simple majority. Although Section 103 AktG makes provision for a majority of three quarters of the votes submitted for the deselection of a supervisory board member, the company’s bylaws can include other majorities. Biofrontera utilized this exemption in Section 22 (2) of its bylaws, where it carries the following provision:

(2) Resolutions of the General Meeting of Shareholders require a simple majority of votes cast in order to be passed, provided that nothing to the contrary is required by the Articles of Association or by law. If, in addition to the simple majority of votes cast, the law prescribes a majority of the share capital represented when the resolution is passed, a simple majority of the share capital represented is sufficient, insofar as this is permitted by law; this applies, in particular, to resolutions pursuant to § 103 AktG (German Stock Corporation Act) (dismissal of members of the Supervisory Board), § 179 AktG (changes to the Articles of Association), § 182 AktG (share capital increase in return for contributions), § 207 AktG (share capital increase using Company resources) and § 221 AktG (in particular, the issue of convertible bonds and income bonds).

In relation to the candidate proposed for new election pursuant to section b) of the proposed resolution, we declare as follows:

–	Dr. Christopher Missling is President & Chief Executive Officer as well as Chairman of the Board of Anavex Life Science Corp., a biotech company listed on NASDAQ in New York. Dr. Missling is German and studied chemistry at the Ludwig Maximilian University of Munich, where he received both his graduate degree and his doctorate. He was also awarded an MBA from J. L. Kellogg Graduate School of Management at Northwestern University and WHU Otto Beisheim School of Management. From his many years of professional experience in the pharmaceutical and biotech sectors, including at Aventis SA and Curis Inc., he has extensive experience in this area.

Pursuant to lit. c) of the proposed resolution, the election of a substitute member is necessary so that in future the Management Board no longer needs to seek out for itself on an arbitrary basis candidates in whom it has confidence for the Supervisory Board, and have them court-appointed.

In relation to the person of the substitute member, we state as follows:

–	After professional positions in the management consulting sector, including at Andersen Consulting and Gemini Consulting, Professor Dr. Karin Lergenmüller was employed at Deutsche Bank AG. From 1996 until 1998, she was a member of the management of Joas & Comp., Bad Homburg. Since 1999, Professor Dr. Karin Lergenmüller has been Professor for Marketing and General Business Management at the RheinMain University of Applied Sciences, Wiesbaden.

The proposed individuals are qualified in every way and from a professional perspective for Supervisory Board work. The aforementioned candidates do not have any personal or business relationships with Biofrontera AG. For this reason, the proposed individuals are better suited than the existing members of the Supervisory Board to supervise the Management Board on behalf of the Company’s shareholders, because they can act without taking into consideration previous future business interconnections.

All of the proposed candidates have communicated that they are available for Supervisory Board work at the Company.

16.	Deselection of Supervisory Board member Dr. Ulrich Granzer, election of a new Supervisory Board member and new election of a substitute member for the newly elected Supervisory Board member

Deutsche Balaton AG proposes passing the following resolutions:

“a)	Supervisory Board member Dr. Ulrich Granzer shall be deselected.

b)	To replace the deselected Supervisory Board member, the following individual shall be elected to the Supervisory Board for the remaining duration of the term of office of the previous Supervisory Board member:

•	Dr. Heikki Lanckriet, Chief Executive Officer of Sygnis AG.

c)	As substitute member in the instance of the early stepping down from office of the Supervisory Board member elected pursuant to the aforementioned lit. b), the following individual shall be elected for the remaining duration of the term of office of the previous Supervisory Board member:

•	Professor Dr. Karin Lergenmüller, Professor for Marketing and General Business Management at the RheinMain University of Applied Sciences.

Justification

The Supervisory Board member, for whose deselection an application is hereby submitted, has poorly fulfilled the duties of his office in the past, or with the Supervisory Board mandate has also pursued his own interests instead of the Company’s interests:

–	Mr. Granzer has already been a member of the Company’s Supervisory Board since 2006 and is thereby unable to perform his controlling function due to his long membership of the board and related personal proximity to Professor Dr. Lübbert. As Supervisory Board Chairman, he was also significantly involved in the decisions relating to the past capital increases as well as the research partnership with Maruho.

–	Due to his conflict of interests as presented in the annual report, Dr. Granzer’s position on the Supervisory Board is no longer tenable: “Dr. Granzer advised the Company in 2017 in a capacity extending beyond his Supervisory Board membership. Dr. Granzer assisted the Company with the implementation of the US approval’s regulatory processes, in particular during the preparation of meetings with the FDA and the creation of the registration dossier. In the decision concerning the underlying mandates, Dr. Granzer in each case abstained from voting, in order to avoid even the appearance of a conflict of interest.” Due to the immense importance of the regulatory processes area on which Dr. Granzer advises, it is necessary that this area be supervised by an independent Supervisory Board member. The dual function is not tenable.

For this reason, Dr. Granzer is no longer suited to be a member of the Company’s Supervisory Board.

The deselection of the Supervisory Board member is permissible with a simple majority. Although Section 103 AktG makes provision for a majority of three quarters of the votes submitted for the deselection of the Supervisory Board member, the Company’s bylaws can include other majorities. Biofrontera utilized this exemption in Section 22 (2) of its bylaws, where it states the following:

(2) Resolutions of the General Meeting of Shareholders require a simple majority of votes cast in order to be passed, provided that nothing to the contrary is required by the Articles of Association or by law. If, in addition to the simple majority of votes cast, the law prescribes a majority of the share capital represented when the resolution is passed, a simple majority of the share capital represented is sufficient, insofar as this is permitted by law; this applies, in particular, to resolutions pursuant to § 103 AktG (German Stock Corporation Act) (dismissal of members of the Supervisory Board), § 179 AktG (changes to the Articles of Association), § 182 AktG (share capital increase in return for contributions), § 207 AktG (share capital increase using Company resources) and § 221 AktG (in particular, the issue of convertible bonds and income bonds).

In relation to the candidate proposed for the new election pursuant to section b) of the proposed resolution, we declare as follows:

–	Dr. Heikki Lanckriet is Chief Executive Officer of Sygnis AG. Dr. Heikki Lanckriet has developed a broad expertise in commercial experience in the area of life-sciences instruments and reagents. In 2003, while studying at Cambridge University, Dr. Heikki Lanckriet co-founded the company Expedeon.

Pursuant to lit. c) of the proposed resolution, the election of a substitute member is necessary so that in future the Management Board no longer needs to seek out for itself on an arbitrary basis candidates in whom it has confidence for the Supervisory Board, and have them court-appointed.

In relation to the person of the substitute member, we state as follows:

–	After professional positions in the management consulting sector, including at Andersen Consulting and Gemini Consulting, Professor Dr. Karin Lergenmüller was employed at Deutsche Bank AG. From 1996 until 1998, she was a member of the management of Joas & Comp., Bad Homburg. Since 1999, Professor Dr. Karin Lergenmüller has been Professor for Marketing and General Business Management at the RheinMain University of Applied Sciences, Wiesbaden.

The proposed individuals are qualified in every way and from a professional perspective for Supervisory Board work. The aforementioned candidates do not have any personal or business relationships with Biofrontera AG. For this reason, the proposed individuals are better suited than the existing members of the Supervisory Board to supervise the Management Board on behalf of the Company’s shareholders, because they can act without taking into consideration previous future business interconnections.

All of the proposed candidates have communicated that they are available for Supervisory Board work at the Company.

17.	Deselection of Supervisory Board member Jürgen Baumann, election of a new Supervisory Board member and new election of a substitute member for the newly elected Supervisory Board member

Deutsche Balaton AG proposes passing the following resolutions:

“a)	Supervisory Board member Jürgen Baumann shall be deselected.

b)	To replace the deselected Supervisory Board member, the following individual shall be elected to the Supervisory Board for the remaining duration of the term of office of the previous Supervisory Board member:

•	Mr. Reinhard Eyring, attorney and partner in the Ashurst LLP legal practice in Frankfurt am Main.

c)	As substitute member in the instance of the early stepping down from office of the Supervisory Board member elected pursuant to the aforementioned lit. b), the following individual shall be elected for the remaining duration of the term of office of the previous Supervisory Board member:

•	Professor Dr. Karin Lergenmüller, Professor for Marketing and General Business Management at the RheinMain University of Applied Sciences.

Justification

The Supervisory Board member, an application for whose deselection is hereby submitted, has poorly fulfilled his duties of office in the past:

–	Mr. Baumann, who has been a member of the Company’s Supervisory Board since 2007, has for too long been too closely connected with Mr. Lübbert so that he is unable to suitably discharge his duty of controlling the Management Board based on his relationship with Professor Lübbert. As a Supervisory Board member, he was also significantly involved in the decisions relating to the past capital increases as well as the research partnership with Maruho.

For this reason, Mr. Baumann is no longer suited to be a member of the Company’s Supervisory Board.

The deselection of the Supervisory Board member is permissible with a simple majority. Although Section 103 AktG makes provision for a majority of three quarters of the votes submitted for the deselection of the Supervisory Board member, the Company’s bylaws can make provision for other majorities. Biofrontera utilized this exemption in Section 22 (2) of its bylaws, where it states the following:

(2) Resolutions of the General Meeting of Shareholders require a simple majority of votes cast in order to be passed, provided that nothing to the contrary is required by the Articles of Association or by law. If, in addition to the simple majority of votes cast, the law prescribes a majority of the share capital represented when the resolution is passed, a simple majority of the share capital represented is sufficient, insofar as this is permitted by law; this applies, in particular, to resolutions pursuant to § 103 AktG (German Stock Corporation Act) (dismissal of members of the Supervisory Board), § 179 AktG (changes to the Articles of Association), § 182 AktG (share capital increase in return for contributions), § 207 AktG (share capital increase using Company resources) and § 221 AktG (in particular, the issue of convertible bonds and income bonds).

In relation to the candidate proposed for new election pursuant to section b) of the proposed resolution, we declare as follows:

–	Mr. Eyring is proposed by the Company’s management itself as a Supervisory Board member. Please refer to his presentation in the convening document for the General Meeting of Shareholders, agenda item 4.

Pursuant to lit. c) of the proposed resolution, the election of a substitute member is necessary so that the Management Board in future no longer has to seek out for itself on an arbitrary basis candidates in whom it has confidence for the Supervisory Board, and have them court-appointed.

In relation to the person of the substitute member, we state as follows:

–	After professional positions in the management consulting sector, including at Andersen Consulting and Gemini Consulting, Professor Dr. Karin Lergenmüller was employed at Deutsche Bank AG. From 1996 until 1998, she was a member of the management of Joas & Comp., Bad Homburg. Since 1999, Professor Dr. Karin Lergenmüller has been Professor for Marketing and General Business Management at the RheinMain University of Applied Sciences, Wiesbaden.

The proposed individuals are qualified from a professional perspective for Supervisory Board work. According to our knowledge at present, the aforementioned candidates do not have any personal or business relationships with Biofrontera AG. For this reason, the proposed individuals are suited to supervise the Management Board in the interests of the Company’s shareholders.

All of the proposed candidates have communicated that they are available for Supervisory Board work at the Company.

18.	Amendment to the bylaws in Section 3 (Company purpose)

Deutsche Balaton AG proposes passing the following resolution:

“Section 3 of the bylaws (company purpose) shall be supplemented to include the following Paragraph 4:

“The Company and its subsidiaries as well as companies in which the Company holds an interest of at least 25% may conduct research and development only for themselves. The purpose of the Company shall not be to conduct research and development for third parties.”

Justification

The proposed bylaw amendment is to ensure that, with the funds provided by the shareholders since the Company was founded, research is to be conducted by the Company only in its own interests, and that the strenuously established know-how is not devolved to third parties as part of so-called “research partnerships”.

19.	Amendment to the bylaws in Section 8 (shares)

Deutsche Balaton AG proposes passing the following resolution:

“a)	Section 8 (1) shall be reformulated as follows:

“The shares shall be bearer shares.”

b)	Section 8 (3) shall be reformulated as follows:

“If a resolution relating to a capital increase fails to contain a provision as to whether the new shares are to be registered shares or bearer shares, they shall be bearer shares.”

c)	A new Paragraph 4 shall be added to Section 8, which shall be worded as follows:

“In the case of capital measures with a subscription right for the shareholders, the Management Board shall be required, as a matter of principle, to organize subscription rights trading on an organized securities market.”

Justification

The conversion from registered shares to bearer shares spares the Company the need to maintain a share register and to incur related costs. After the conversion, the Company’s management can no longer misuse knowledge about the share register to communicate changes in shareholdings to external third parties.

Establishing subscription rights trading enables shareholders that cannot, or do not wish to, exercise their subscription rights to sell them instead of being required to allow the subscription rights expire. This gives such shareholders the financial equalization for the dilution of the value of their interest which they would otherwise incur without an equalization, to the extent that the issue price lies below the stock market price.

20.	Amendment to the bylaws in Section 11 (management)

Deutsche Balaton AG proposes passing the following resolution:

“Section 11 shall be reformulated as follows:

“(1) The Management Board shall manage the Company’s business according to the law, the bylaws and the rules of procedure.

(2) All of the legal transactions of the Company as well as of companies in which the Company holds a direct or indirect interest of at least 25% of the capital and/or of the voting rights realized with shareholders of the Company that hold direct or indirect interests of at least 10% of the share capital and/or the voting rights in the Company must bear arm’s-length comparison.”

Justification:

This can minimize tax risks for the Company such as hidden capital contributions, hidden distributions as well as gift tax law risks. Furthermore, no more conflicts of interest arise between the Company, its boards and its shareholders. The controlling function of the Supervisory Board in relation to the Management Board is strengthened.

Leverkusen, June 2018

The Management Board